Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Ballantyne Strong, Inc. pertaining to the Ballantyne Strong, Inc. 2017 Omnibus Equity Compensation Plan of our report dated March 7, 2016, with respect to the consolidated balance sheet of Ballantyne Strong, Inc. as of December 31, 2015, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income (loss), and the related financial statement schedule, before the effects of the adjustments applied relating to the operations that have been reclassified as discontinued operations as more fully described in Note 2 to the consolidated financial statements for each of the years ended December 31, 2015 and 2014, which report appears in the December 31, 2016 annual report on Form 10-K/A of Ballantyne Strong, Inc.

/s/ KPMG LLP

Omaha, Nebraska
June 15, 2017